

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2014

<u>VIA E-MAIL</u>
Mr. Sergio Schisani
Chief Executive Officer
Southern States Sign Company
Viale Bruno Buozzi 83
Rome, Italy

> **Re:** **Southern States Sign Company**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on May 16, 2014**
> **File No. 333-171842**

Dear Mr. Sergio Schisani:

We have reviewed your response letter dated September 30, 2014 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013</u>

<u>Note 3 – Related Parties Receivables and Payables, page 36</u>

1.   We have considered your response to comment 4.   Given that Laudatio is a related party, please clarify how you evaluated whether the extinguishment of the receivable was not in essence a capital transaction.   Reference is made to paragraph 470-50-40-2 of the Financial Accounting Standards Codification.

Note 11 – Commitments and Contingencies, page 41

2.   We have considered your response to comment 5.   As it relates to the litigation related to Sercos, you indicate that the 1.54 million Euros accrued represents the difference between the amount indicated by judgment and the amount previously recognized as liability within your balance sheet.   As disclosed on page 11, judgment was for 5.05 million Euros.   Please clarify, where on your balance sheet, the 3.51 million Euro difference between judgment and accrual that was previously recognized has been recorded.

3.   For each of your outstanding litigation claims, please revise disclosures in future periodic filings to comply with the disclosure requirements outlined within Topic 450-20-50 of the Financial Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Wilson K. Lee at (202) 551-3468 or the undersigned at (202) 551-3438 if you have questions.

                                        Sincerely,

                                        /s/ Robert F. Telewicz Jr.

                                        Robert F. Telewicz Jr.
                                        Senior Staff Accountant